EXHIBIT 1.01

Cognyte Software Ltd.
Conflict Minerals Report
For the reporting period from January 1, 2025, to December 31, 2025
Cognyte Software Ltd. (together with its consolidated subsidiaries, the “Company,” “Cognyte,” “we,” “us,” or “our”, unless the context indicates otherwise) is a leading software-driven technology company, focused on investigative analytics solutions that help customers generate actionable intelligence from large volumes of complex data, across diverse operational domains, in order to enhance public safety and security. Our solutions are used primarily by law enforcement, national security, national and military intelligence agencies, and other organizations to address a wide range of investigative and operational challenges. Drawing on decades of investigative analytics domain expertise, our platforms and solutions enable customers to ingest, fuse and analyze structured and unstructured data from multiple sources, uncover hidden patterns and connections, and make faster, better-informed decisions. Our offerings leverage state-of-the-art Artificial Intelligence (AI), including big data analytics and advanced machine learning, as well as generative and AI-assisted capabilities that enhance user productivity and accelerate investigative workflows, together with proven investigative methodologies, to support retrospective investigations and real-time, near real-time and predictive decision making. Hundreds of customers rely on our solutions to accelerate investigations, improve resolution rates and better anticipate, predict and mitigate threats with greater precision.
This Conflict Minerals Report (this “Report”) of Cognyte has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD promulgated thereunder, for the reporting period from January 1, 2025, to December 31, 2025 (the “Reporting Period”).
                Statements in this Report, which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to our compliance efforts and expected actions identified under the “Additional Due Diligence and Risk Mitigation” section of this Report. These forward-looking statements are subject to various risks, uncertainties, and assumptions, including, among other matters, our customers’ requirements to use certain suppliers, our suppliers’ responsiveness and cooperation with our due diligence efforts, our ability to implement improvements in our conflict minerals program and our ability to identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed in or implied by the forward-looking statements. For a more complete discussion of these and other risk factors, see our other filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F for the year ended January 31, 2026. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

    Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan), (b) cassiterite, (c) gold, and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

    Our operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, our “products”), including certain components or parts included within the following products or product lines from each of our operating segments:

Decision Intelligence Analytics;
Network Intelligence Analytics;
Threat Intelligence Analytics; and
Operational Intelligence Analytics

    As required by Form SD, we have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in our products during the Reporting Period, which we refer to as the “Subject Minerals,” to determine whether any of such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals may be from recycled or scrap sources. Where applicable, we have conducted additional due diligence regarding the sources of the Subject Minerals. The results of our RCOI regarding the Subject Minerals, as well as our additional due diligence regarding the sources of such Subject Minerals, are contained in this Report, which is publicly available at https://www.cognyte.com/code-of-conduct/. The content on any web site referred to in this Report is not incorporated by reference into this Report unless expressly noted.

A.Our RCOI Process
We have conducted a good faith RCOI regarding the Subject Minerals. This good faith RCOI was reasonably designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources, in accordance with Form SD and related guidance provided by the SEC.
Our global supply chain is complex. Because we do not purchase conflict minerals directly from mines, smelters or refiners, there are many levels of third parties in the supply chain between us and the original sources of conflict minerals. As a result, we rely on our direct suppliers and manufacturers to provide information regarding the origin of any conflict minerals contained in the components or parts that they provide us for incorporation into our products. In light of these and other challenges, we engaged a third-party supply chain due diligence service provider (the “Facilitator”) to assist in certain aspects of the RCOI.
Prior to and throughout the Reporting Period, we worked to identify suppliers and/or manufacturers that we believed could potentially provide components or parts containing conflict minerals that were incorporated into our products. In order to identify the suppliers and/or manufacturers that would be included within the scope of the RCOI, we began with our enterprise-wide list of products (broken down into their respective components and parts) that were sold during the Reporting Period. We then eliminated all software, packaging, and labeling components or parts. Then, using our internal bills of materials and manufacturers list, we further narrowed this list to include only those components and parts that contained or were likely to contain conflict minerals that were necessary to the functionality or production of the product(s) into which such components and parts were incorporated. From this refined components and parts list, we were then able to identify the individual suppliers and/or manufacturers who provided one or more of those components or parts. As a result of this process, we identified 279 direct suppliers and/or manufacturers (collectively, the “Covered Suppliers”) that we believed could potentially provide materials containing conflict minerals that were incorporated into our products that were sold during the Reporting Period.
Throughout the Reporting Period, with the assistance of the Facilitator, we sent notices to all of the Covered Suppliers. Each notice: (i) described the reporting obligations imposed by Form SD and the SEC regarding conflict minerals; (ii) requested information regarding the presence and sourcing of conflict minerals used in the products supplied to us and that were incorporated into our products during the Reporting Period using the then-current version of the Conflict Minerals Reporting Template (“CMRT”) that was developed by the Responsible Minerals Initiative ("RMI"); and (iii) provided step-by-step instructions for responding to our information request using the CMRT. As an ongoing part of the RCOI, we sent periodic follow-up notices to each Covered Supplier who had failed to respond to our prior requests. If no response was received from a Covered Supplier after three notices were sent, we initiated further communication with the unresponsive Covered Supplier in an effort to understand the reasons for the failure to respond and, where possible, to facilitate delivery of a response.
Using a risk-based approach, we evaluated responses received from each Covered Supplier that responded to our request for information for plausibility, consistency, and gaps both in terms of which components or parts were stated to contain or not contain conflict minerals, as well as the origin of those conflict minerals. In addition, we performed certain validation procedures with respect to responses where we deemed it necessary to confirm the accuracy and completeness of the information contained therein. Responses received from Covered Suppliers that appeared complete and accurate following our review and validation processes (each such response, a "Complete Response," and collectively, the "Complete Responses") were then processed for inclusion in our conflict minerals database and our own CMRT, which we provided to our customers upon request. In addition, if during our review or validation procedures, any of the information contained in a response from a Covered Supplier gave us reason to believe such information was inaccurate or incomplete (each such response, an "Incomplete Response," and collectively, the "Incomplete Responses"), we initiated further communication with such Covered Supplier in an effort to resolve such inaccurate or incomplete information.
For the Reporting Period, we received completed CMRTs from 271, or approximately 97%, of the Covered Suppliers, who collectively supplied approximately 99% of the total components and parts that contain (or could possibly contain) Subject Minerals and represented approximately 99% of our total hardware spending during such period. Of the 271 responses received, 260, representing approximately 93% of the Covered Suppliers, were Complete Responses that were capable of being processed. The Covered Suppliers who provided Complete Responses accounted for approximately 98% of the total components and parts containing (or potentially containing) Subject Minerals and approximately 98% of our total hardware spending during the Reporting Period. The remaining 11 responses received were Incomplete Responses. We continue to engage with the Covered Suppliers who provided Incomplete Responses in an effort to resolve the inaccurate or incomplete information. Certain of the completed CMRTs that we received from Covered Suppliers provided information concerning the facility at which the Subject Minerals were processed.
Based on the RCOI conducted, we are unable to exclude the possibility that some of the Subject Minerals did originate, or may have originated, in the Covered Countries and are not from recycled or scrap sources and have therefore conducted the due diligence activities detailed below.
B.Our Due Diligence Program and Design
We exercised due diligence on the source and chain of custody of the Subject Minerals included in our products during the Reporting Period. Subject to the requirements imposed by Form SD and the SEC regarding conflict minerals, our due diligence measures have been designed to conform to the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidelines”), which recommends the establishment of a five-step framework for risk-based due diligence for responsible supply chains, that includes the following measures:
1.    Establishment of strong company management systems;
2.    Identification and assessment of risk in the supply chain;
3.    Design and implementation of a strategy to respond to identified risks;
4.    Carrying out independent third-party audits of supply chain due diligence at identified points in the supply chain; and
5.    Reporting on supply chain due diligence.
C.Due Diligence Measures Undertaken
The due diligence measures undertaken by the Company during the Reporting Period included the following:
1.Establish Company Management Systems
Conflict Minerals Team
We have established a cross-functional working group to oversee and drive our conflict minerals compliance program (the "Conflict Minerals Team"). The Conflict Minerals Team meets periodically to share information concerning our conflict minerals program and is responsible for, among other things:
•identifying and maintaining an up-to-date list of all components or parts that are incorporated into our existing and newly introduced products, in each case, that contain or may contain conflict minerals;
•maintaining a list of our suppliers and manufacturers whose components or parts that contain, or may contain, conflict minerals are incorporated into our products;
•communicating to our suppliers and manufacturers our expectations concerning our procurement of any components or parts that contain, or may contain, conflict minerals;
•collecting from our suppliers and manufacturers information, including CMRTs, regarding the presence and sourcing of conflict minerals in the components or parts supplied to us for incorporation into our products;
•communicating our due diligence efforts to customers and applicable employees;
•incorporating new procedures into our procurement process;
•documenting the conflict minerals compliance process for future audit, which documentation we expect to retain for at least five years; and
•updating senior management concerning our due diligence efforts and results.

In addition, the Conflict Minerals Team regularly engages other functions within Cognyte, including engineering, product development, operations, and legal, to provide information and guidance concerning matters relevant to our conflict minerals compliance program.
    Conflict Minerals Policy
We have adopted a conflict minerals policy (“Conflict Minerals Policy”), which is available at Cognyte-Conflict-Minerals-Policy-Statement-June-2023.pdf .
The Conflict Minerals Policy affirms that we are committed to sourcing components and materials from suppliers that share our values regarding respect for human rights, integrity, and environmental responsibility and that comply with all applicable legal standards and requirements.
    Establish a System of Controls and Transparency Over the Mineral Supply Chain
    As discussed under "Our RCOI Process" above, we do not purchase conflict minerals directly from mines, smelters or refiners. There are many third parties in the supply chain between us and the original sources of any conflict minerals contained in our products. As a result, we rely on our direct suppliers and manufacturers to provide information regarding the origin of any conflict minerals contained in the components or parts that they provide to us for incorporation into our products. However, improving supply chain transparency is an ongoing process and we endeavor to continue to improve the transparency of our supply chain through continued engagement with our suppliers and manufacturers. As discussed in greater detail under "Our RCOI Process" above, some of the measures that we have incorporated into our system of controls and transparency over our conflict mineral supply chain include the adoption of the CMRT and engagement of the Facilitator to assist with certain aspects of our RCOI and due diligence efforts.
Internal Measures Taken to Strengthen Company Engagement with Suppliers
We continue to make efforts to increase our supply chain transparency and identify risks within our supply chain. We are committed to conducting business in a socially responsible manner and we are determined to partner with suppliers who are similarly committed. To that end, we have:
•adopted procurement agreements that require (a) that all products and other materials provided to us under such agreements shall be free of conflict minerals originating from mines located in the Covered Countries that are controlled by armed groups, and (b) delivery of certain information pertaining to any products manufactured or contracted to be manufactured that contain conflict minerals, including the identity of the facilities that processed such conflict minerals, the country of origin of such conflict minerals and a description of the measures taken to exercise due diligence on the source and chain of custody of such conflict minerals;
•adopted policies applicable to all of our suppliers and manufacturers that require such suppliers and manufacturers to, among other things, provide certain information concerning the products they supply to us, including a completed CMRT, as well as product and smelter lists; and
•provided training materials and other assistance to our suppliers, as necessary, in order to facilitate their compliance with our conflict minerals compliance requirements and to increase the number and quality of the CMRTs received from our suppliers.

2.Identify and Assess Risk in the Supply Chain
In addition to the actions described under "Our RCOI Process" and "—Establish Company Management Systems—Internal Measures Taken to Strengthen Company Engagement with Suppliers" above, in an effort to identify and assess risk in our supply chain, we performed a risk assessment with respect to the Covered Suppliers. As part of this assessment, we identified two primary risks in our supply chain: (1) the risk of not receiving timely and accurate conflict minerals information from the Covered Supplier, and (2) the risk that the Covered Supplier is supplying materials, products, parts, or components in a manner that is inconsistent with our Conflict Minerals Policy or is otherwise non-compliant with our conflict minerals compliance program.
The primary factors that we used to perform our risk assessment included:
•total amount paid to such Covered Supplier during the Reporting Period;
•total number of components or parts supplied by such Covered Supplier;
•whether or not such Covered Supplier was our sole source for one or more components or parts;
•whether or not such Covered Supplier was an SEC reporting company;
•the relative maturity of the Covered Supplier's business and management structure; and
•the geographic location of such Covered Supplier.
As a result of our risk assessment, we identified 25 specific Covered Suppliers who represented our highest level of potential supply chain risk (the "Key Suppliers"). The Key Suppliers collectively accounted for approximately 90% of our total hardware spending during the Reporting Period. By identifying the Key Suppliers through the risk assessment process, we were able to focus our risk mitigation efforts where they would have the greatest impact from a supply chain transparency and risk mitigation standpoint.
3.Design and Implement a Strategy to Respond to Identified Risks
    In situations where a Covered Supplier either (a) failed to deliver a CMRT, (b) delivered an Incomplete Response, or (c) in its Complete Response disclosed the existence or potential existence of conflict minerals that were sourced from the Covered Countries and processed by uncertified smelters, we have employed a process of further communication with and evaluation of such Covered Supplier. Through this escalation process, we seek to better understand the reasons for such failure to comply with our conflict minerals program requirements as well as how such Covered Supplier intends to resolve such non-compliance. With this information, we are then better positioned to evaluate and monitor the circumstances affecting such Covered Supplier and formulate our own action plan with respect to continued sourcing from such Covered Supplier.
4.Carry Out Independent Third-Party Audit of Smelter/Refiner's Due Diligence Practices
    As discussed in "Our RCOI Process" above, we do not have direct sourcing relationships with conflict mineral smelters or refiners. Where possible, we have relied on third-party assurances and certifications. For example, we accept as reliable any smelter that is compliant with the RMI's Responsible Minerals Assurance Process assessment protocols. To the extent that other audited supplier certifications are provided to us, we may consider reliance on a case-by-case basis.

5.Report Annually on Supply Chain Due Diligence
We have filed with the SEC our Form SD, which includes this Report as Exhibit 1.01, for the Reporting Period. This Report is also publicly available at https://www.cognyte.com/code-of-conduct/ and meets the OECD recommendation to report annually on supply chain due diligence.
D.Results of Assessment
Despite receiving responses from some Covered Suppliers listing smelter or refiner names in their supply chain, the vast majority of our Covered Suppliers provided data at a company or divisional level, or otherwise were unable to accurately report which specific smelters were part of the supply chain for the components or parts containing the Subject Minerals that were supplied to us during the Reporting Period. Therefore, we are not able to identify the facilities that processed the Subject Minerals or to conclusively determine the country of origin of the Subject Minerals. Finally, our efforts to determine the mine of origin for the Subject Minerals with the greatest possible specificity consisted of the RCOI and due diligence measures described in this Report.
E.Additional Due Diligence and Risk Mitigation
We expect to continue to improve our supply chain due diligence efforts. Such measures may include, but are not limited to:
•assessing the presence of conflict minerals in our supply chain;
•clearly communicating our expectations with regard to transparency of supplier sourcing of conflict minerals;
•continuing to work with our suppliers and manufacturers to (a) help them better understand and fully satisfy our conflict minerals requirements (including our Conflict Minerals Policy), and (b) to increase the response rate for our RCOI process;
•in situations where our RCOI and due diligence processes have identified suppliers and/or manufacturers that are either unable or unwilling to comply with our conflict minerals requirements (including our Conflict Minerals Policy), identifying and evaluating alternative suppliers;
•continuing to compare RCOI results to information collected via independent conflict free smelter validation programs such as the RMI's Responsible Minerals Assurance Process assessment protocols;
•engaging with our suppliers who may be sourcing from smelters that are not compliant with the RMI's Responsible Minerals Assurance Process assessment protocols to move towards sourcing from RMI certified smelters; and
•where possible, enhancing use of information technology tools for improved tracking, evaluating, and storing of supplier conflict mineral due diligence data.